Post-Effective Amendment No. 24 to
                                                           SEC File No.  70-8593

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM U-1
                                   APPLICATION
                                      UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")
                                GPU, Inc. ("GPU")
                           GPU SERVICE, INC. ("gpus")
                               300 Madison Avenue
                          Morristown, New Jersey 07960
                  GPU INTERNATIONAL, INC. ("GPU International")
                        EI SERVICES, INC. ("EI Services")
                               One Upper Pond Road
                          Parsippany, New Jersey 07054
                 JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                     METROPOLITAN EDISON COMPANY ("Met-Ed")
                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                                 P.O. Box 16001
                           Reading, Pennsylvania 19640
                    (Names of companies filing this statement
                       and addresses of principal offices)
                                    GPU, INC.
                    (Names of top registered holding company
                            parent of the applicants)

T. G. Howson,                               Douglas E.  Davidson, Esq.
Vice President and Treasurer                Thelen Reid & Priest LLP
M. J. Connolly,                             40 West 57th Street
Vice President - Legal                      New York, New York 10019
S. L. Guibord, Secretary
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey 07960

                            W. Edwin Ogden, Esq.
                            Ryan, Russell, Ogden & Seltzer LLP
                            1100 Berkshire Boulevard
                            P.O. Box 6219
                            Reading, Pennsylvania  19601-0219
                   (Names and addresses of agents for service)


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         GPU, GPU International,  EI Services,  JCP&L, Met-Ed,  Penelec and GPUS
(collectively, "Applicants") hereby post-effectively amend their Application on Form U-1, docketed in SEC File No. 70-8593, as heretofore amended as follows:

         A. By orders of the Commission dated December 22, 1997 (HCAR No. 26800), November 5, 1997 ("November 1997 Order"),(1) March 6, 1996 (HCAR No.
26484),  January  19,  1996 (HCAR No.  26457) and July 6, 1995 (HCAR No.  26326)
(collectively, the "Orders"), GPU is authorized, among other things, to invest or commit up to 100% of GPU's "consolidated retained earnings", as defined in Rule 53(a) under the Act, in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs" and, collectively with EWGs, "Exempt Entities"). Pursuant to the Orders, GPU is also authorized through December 31, 2000 to acquire and own interests in Exempt Entities through GPU subsidiaries ("Project Parents") that are not Exempt Entities, but are engaged, directly or indirectly, and exclusively, in the business of owning and holding the interests and securities of one or more Exempt Entities and related project development activities.

         B. GPU is authorized, through December 31, 2000, to make equity investments in Project Parents in the form of capital stock or shares, trust certificates, partnership interests or other equity or participation interests. GPU is also authorized, through December 31, 2000, to make investments in one or more Project Parents in the form of: loans evidenced by promissory notes; guarantees by GPU of the principal of, or interest on, any promissory notes or other evidence of indebtedness or obligations of any Project Parent or an undertaking by GPU to contribute equity; assumption of liabilities of a Project Parent; and reimbursement agreements with banks which support letters of credit delivered as security for GPU's obligation to contribute equity to a Project Parent or otherwise in connection with the project development activities of a Project Parent.

         C. In addition, GPU is also authorized, through December 31, 2000, to make investments in Exempt Entities in the form of: guarantees of indebtedness or other obligations of one or more Exempt Entities; assumption of liabilities of one or more Exempt Entities; and guarantees and letter of credit reimbursement agreements in support of equity contribution obligations or otherwise in connection with project development activities of one or more Exempt Entities.

         D. Additionally Project Parents are authorized, through December 31, 2000, to guarantee or assume liabilities with respect to securities issued by, or other obligations of, their

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1      After  the  November  1997  Order,  the  Commission  separately  issued a memorandum opinion in connection with the November 1997 Order. HCAR No. 26779 (Nov. 17, 1997).



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direct or indirect  subsidiaries in an aggregate  amount  outstanding at any one time not to exceed $1 billion. Guarantees may include guarantees, support instruments or bank letter of credit reimbursement agreements or similar instruments or undertakings.

         E. Applicants now propose to extend the authorizations under the Orders through June 30, 2003. In all other respects, the transactions as heretofore authorized by the Commission in this docket would remain unchanged.

         F.           Rule 54 Analysis.
                  (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). As discussed above, in the November 1997 Order the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 2000, GPU's average consolidated retained earnings was approximately $2.4 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $1.8 billion. Accordingly, under the November 1997 Order, GPU may invest up to an additional $614 million in FUCOs and EWGs as of June 30, 2000.

                           (i) GPU  maintains  books  and  records  to  identify
                  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                               (A) For  each  United  States  EWG in  which  GPU
                  directly or indirectly holds an interest:

                                        (1) the books and  records  for such EWG
                              will be kept in conformity with United States generally accepted accounting principles ("GAAP");

                                        (2)  the  financial  statements  will be
                              prepared in accordance with GAAP; and

                                        (3)  GPU   directly   or   through   its
                              subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                               (B) For  each  FUCO or  foreign  EWG  which  is a
                  majority owned subsidiary of GPU:

                                        (1)  the  books  and  records  for  such
                              subsidiary will be kept in accordance with GAAP;



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                                        (2) the  financial  statements  for such
                              subsidiary will be prepared in accordance with GAAP; and

                                        (3)  GPU   directly   or   through   its
                              subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                              (C) For each FUCO or foreign EWG in which GPU owns
                      50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                                        (1)  such   entity  to  maintain books
                              and records in accordance with GAAP;

                                        (2)  the  financial  statements  of such
                              entity to be prepared in accordance with GAAP; and

                                        (3)  access  by the  Commission  to such
                              books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and
                              (a) (2) (iii) (B) of Rule 53.

                         (ii) No more than 2% of GPU's  domestic  public utility
                  subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                        (iii) Copies of this  Application  on Form U-1 are being
                  provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(2) In addition, GPU

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2 One  of  GPU's  operating  subsidiaries,  the  Pennsylvania  Electric  Company
("Penelec"), is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.
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                  will submit to each such  commission  copies of any amendments to this Application and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                           (iv) None of the  provisions of paragraph (b) of Rule
                  53 render paragraph (a) of that Rule unavailable for the proposed transactions.

                               (A) Neither GPU nor any  subsidiary of GPU having
                  a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                               (B) GPU's average consolidated  retained earnings
                  for the four most recent quarterly periods (approximately $2.44 billion) represented a decrease of approximately $13.7 million (or approximately .5%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.45 billion). The decrease in retained earnings results primarily from a non-recurring loss of $295 million, after tax, from the sale during the second quarter of 2000 of GPU PowerNet, which provides transmission services in the State of Victoria, Australia.

                               (C) GPU  did  not  incur  operating  losses  from
                  direct or indirect investments in EWGs and FUCOs in 1999 in excess of 5% of GPU's December 31, 1999 consolidated retained earnings.

         As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 1997 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

         Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.


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


         The November 1997 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 1997 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 1997 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 61.7% debt.

         At June 30, 2000, GPU's common equity and debt represented 31.4% and 68.6%, respectively, of its consolidated capitalization, as set forth in Exhibit H hereto. Thus, since the date of the November 1997 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(3)

         GPU's consolidated retained earnings grew on average approximately 6.5% per year from 1994 through 1999. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings.

         Accordingly,   since  the  date  of  the  November   1997  Order,   the
capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

         Reference is made to Exhibit H which sets forth GPU's consolidated capitalization at June 30, 2000 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

         G. GPU's estimated  fees,  commissions and expenses in connection with
the  proposed   transactions  will  be  filed  by  further   post-effective
amendment.

         H. GPU believes that Sections 6(a), 7, 9(a), 10, 12, 32, and 33 of the Act and Rules 43, 45, 53 and 54 thereunder are applicable to the proposed transactions.

         I. No Federal or State commission, other than your Commission, has jurisdiction with respect to the proposed transactions.

-------------------
3 The first mortgage bonds of GPU's operating subsidiaries, Jersey Central Power & Light Company, Metropolitan Edison Company and Penelec are rated A+ by Standard & Poors Corporation, and A2 by Moody's Investors Service, Inc.

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         J. It is requested that the  Commission  issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than December 1, 2000. It is further requested that (iii) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (iv) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's
decision,   and  (v)  there  be  no  waiting  period  between  issuance  of  the
Commission's order and the date on which it is to become effective.

         K. The following exhibits and financial statements are filed in Item 6 hereof.

                  (a) Exhibits:


                      F-1   - Opinion of Thelen  Reid & Priest LLP - To be filed
                              by amendment.

                      F-2   - Opinion of Ryan, Russell, Ogden & Seltzer LLP - To
                              be filed by amendment.

                      G     - Financial Data Schedule.

                      H     - Capitalization and  Capitalization  Ratios as at
                              June 30, 2000, actual and pro forma - To be filed by amendment.

                      I     - Proposed form of public notice.

                  (b) Financial Statements:

                      1(a)  - GPU (corporate)  Balance Sheets,  actual and pro
                              forma, as of June 30, 2000, Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended June 30, 2000 pro forma journal entries - to be filed by amendment.

                      1(b)  - GPU Consolidated Balance Sheets,  actual and pro
                              forma, as of June 30, 2000, Consolidated Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended June 30, 2000; pro forma journal entries-to be filed by amendment.

         L. Information as to Environmental Effects.

         (a) The issuance of an order by your Commission with respect to the transactions contemplated herein is not a major Federal

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action significantly affecting the quality of the human environment.

         (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the various proposed transactions which are the subject hereof. Reference is made to Paragraph I hereof regarding regulatory approvals with respect to the proposed transactions.





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                                    SIGNATURE

         PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                   GPU, INC.
                                   JERSEY   CENTRAL   POWER  &   LIGHT   COMPANY
                                   METROPOLITAN   EDISON  COMPANY   PENNSYLVANIA
                                   ELECTRIC COMPANY GPU SERVICE, INC.


                                   By:      /s/ T. G. Howson
                                      -----------------------------------------
                                             T. G. Howson,
                                             Vice President and Treasurer


                                   GPU INTERNATIONAL, INC.
                                   EI SERVICES, INC.


                                   By:      /s/ R. P. Lantzy
                                      -----------------------------------------
                                             R. P. Lantzy
                                             Senior Vice President and
                                             Chief Operating Officer

Date: September 19, 2000




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